**FILE NO: 82-3806**

Rentokil Initial

1 October 2004

SUPPL

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

04045390

RECEIVED 2004 OCT -6 P 3:15

Dear Sirs

**RENTOKIL INITIAL PLC**
**Information furnished Pursuant to Rule 12g3-2(b)**
**Under the Securities Exchange Act of 1934**

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

| Type of Information or Report | Document furnished |
|---|---|
| 1. Annual report to shareholders and financial statements. | 1. Nothing to Report. |
| 2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement). | 2. Nothing to Report |
| 3. Annual return filed with Registrar of Companies in England and Wales. | 3. Nothing to Report. |
| 4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly). | 4. Nothing to Report. |
| 5. Changes affecting the Board of Directors. | 5. Nothing to Report |
| 6. Releases to the London Stock Exchange. | 6. 6.1 Notification of major interests in shares. |

PROCESSED OCT 08 2004 THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
**ADMINISTRATION DIRECTOR**

dlw 10/7

| | |
|---|---|
| **Company** | Rentokil Initial PLC |
| **TIDM** | RTO |
| **Headline** | Holding(s) in Company |
| **Released** | 08:54 13-Sep-04 |
| **Number** | 8706C |

RNS Number:8706C
Rentokil Initial PLC
13 September 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Capital Group Companies, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| | |
|---|---|
| State Street Nominees Limited | 1,310,600 |
| Bank of New York Nominees | 552,900 |
| Northern Trust | 244,674 |
| Chase Nominees Limited | 3,179,779 |
| BT Globenet Nominees Limited | 161,600 |
| Midland Bank Limited | 2,089,900 |
| Bankers Trust | 833,900 |
| Barclays Bank | 21,500 |
| Citibank London | 26,600 |
| Citbank NA | 31,600 |
| Mellon Nominees (UK) Limited | 580,800 |
| State Street Nominees Limited | 662,900 |
| Bank of New York Nominees | 3,477,000 |
| Northern Trust | 1,534,700 |
| Chase Nominees Limited | 4,149,800 |
| Midland Bank plc | 378,000 |
| Bankers Trust | 371,500 |
| Barclays Bank | 270,500 |
| Citbank London | 810,400 |
| Morgan Guarantee | 90,600 |
| Nortrust Nominees | 3,866,700 |
| Royal Bank of Scotland | 661,900 |
| MSS Nominees Limited | 191,000 |
| State Street Bank and Trust Co | 441,100 |
| Lloyds Bank | 75,000 |
| Citbank NA | 87,400 |
| Deutsche Bank AG | 381,000 |
| Chase Manhattan Nominees Ltd | 296,800 |
| HSBC Bank plc | 538,200 |

| | |
|---|---|
| Mellon Bank NA | 368,100 |
| Northern Trust NA | 318,400 |
| KAS UK | 139,700 |
| Bank One London | 216,500 |
| Clydesdale Bank | 108,900 |
| JP Morgan Chase Bank | 57,300 |
| State Street Nominees Limited | 30,200 |
| Bank of New York Nominees | 47,100 |
| Chase Nominees Limited | 1,476,900 |
| Midland Bank plc | 64,700 |
| Barclays Bank | 109,100 |
| Pictet and Cie, Geneva | 39,400 |
| Citibank London | 15,200 |
| Nortrust Nominees | 33,500 |
| Morgan Stanley | 36,200 |
| Royal Bank of Scotland | 186,100 |
| J.P. Morgan | 2,632,900 |
| State Street Bank and Trust Co. | 126,100 |
| National Westminster bank | 80,300 |
| Lloyds bank | 61,900 |
| RBSTB Nominees Ltd. | 115,000 |
| Deutsche Bank AG | 15,500 |
| HSBC Bank plc | 205,100 |
| Nortrust Nominees | 482,700 |
| HSBC Bank plc | 79,000 |
| State Street Nominees Limited | 20,550,000 |

5. Number of shares / amount of stock acquired

56,590,453

6. Percentage of issued class

3.126%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

8th September 2004

11. Date company informed

13th September 2004

12. Total holding following this notification

56,590,453

13. Total percentage holding of issued class following this notification

3.126%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

13th September 2004





END

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